Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS ANNOUNCES CORPORATE UPDATE

TORONTO, CANADA – August 25, 2006 – Lorus Therapeutics Inc. (“Lorus”) a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that further to its previously announced transaction with High Tech Beteiligungen GmbH & Co. KG to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million, it has successfully filed its final prospectus qualifying the distribution of such shares.  The offering is scheduled to close by the end of August 2006.

In addition, at the request of the Ontario Securities Commission, Lorus has refiled its Management's Discussion and Analysis for the year ended May 31, 2006 ("MD&A"), which is being re-filed to add disclosure with respect to Lorus’ disclosure controls and procedures. None of the numerical items contained in the refiled MD&A have been revised. A copy of the revised MD&A is available electronically at www.sedar.com.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in clinical  assessment with a pipeline of seven clinical trials in phase II programs, one phase II clinical study completed, and  one  large Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.